O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2289

November 6, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Geoff Kruczek, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Amendment No. 2 to Schedule 13E-3 filed by Xstelos Holdings, Inc. and
Jonathan M. Couchman
Filed October 29, 2013
File No. 005-86816

Revised Preliminary Proxy Statement on Schedule 14A
Filed October 29, 2013
File No. 000-54646

Dear Mr. Kruczek:

On behalf of Xstelos Holdings, Inc. (the “Company”) and Mr. Jonathan M. Couchman, we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 4, 2013 (the “Staff Letter”) with regard to the Company’s and Mr. Jonathan M. Couchman’s Schedule 13E-3 and the Company’s Preliminary Proxy Statement on Schedule 14A.  We have reviewed the Staff Letter with the Company and Mr. Couchman and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

1.
When you respond to this letter, please file an amendment marked to show the changes you make to your disclosure.  Please also file as correspondence marked copies of the documents you filed on October 8 and 29, 2013.  See Rule 310 of Regulation S-T.

We respectfully acknowledge the Staff’s comment and have filed the amendment marked to show the changes to the Company’s and Mr. Couchman’s disclosure.  We have also filed marked copies of the documents that were filed October 8, 2013 and October 29, 2013.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 6, 2013

Procedural Fairness, page 34

2.	Please expand your revisions in response to prior comment 8 to clarify how your Board determined that the factors you cite outweighed the factors we noted in comment 25 of our initial comment letter.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy Statement accordingly.

3.
We note your revisions in response to prior comment 9; however, the basis for your conclusions regarding no “additional protections” from a vote by a majority of unaffiliated shareholders continues to be unclear.  Please revise.  Also, while your disclosure continues to refer to “safeguards” the Board put into place, it appears those “safeguards” were not created by the Board in connection with this transaction.  Please revise to remove the implication that your Board set the features you cite.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy Statement accordingly.

Attached as Exhibit A hereto is a letter from the Company and Mr. Couchman containing the acknowledgments requested at the conclusion of the Staff Letter.  We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2289, by email at afinerman@olshanlaw.com or by facsimile at (212) 451-2222.  Thank you for your assistance.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Jonathan M. Couchman

EXHIBIT A

Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020

November 6, 2013

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Amendment No. 2 to Schedule 13E-3 filed by Xstelos Holdings, Inc. and Jonathan M. Couchman
Filed October 29, 2013
File No. 005-86816

Revised Preliminary Proxy Statement on Schedule 14A
Filed October 29, 2013 File No. 000-54646

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated November 4, 2013, with regard to the above-referenced filing.  Each of myself and Xstelos Holdings, Inc. (the “Company”) acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jonathan M. Couchman
Jonathan M. Couchman

XSTELOS HOLDINGS, INC.

By:	/s/ Jonathan M. Couchman
Name:	Jonathan M. Couchman
Title:	President, Chief Executive Officer, and Chief Financial Officer